

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 28, 2010

By Facsimile and U.S. Mail

Michael Schwamm, Esq.
Duane Morris LLP
1540 Broadway
New York, NY 10036-4086

> **Re: Copytele, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 27, 2010**
> **File No. 0-11254**

Dear Mr. Schwamm:

We have the following comment on the above referenced filing:

1. We note the Committee to Enhance Copytele filed a preliminary proxy statement on May 28, 2010, so it appears that Copytele was aware of the Committee to Enhance Copytele's intent to nominate directors. It appears that Copytele should have filed its proxy statement in preliminary form. See Rule 14a-6(a) and Telephone Interpretation G.2. in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please explain supplementally why you believe the company was eligible to file its proxy statement in definitive form under Rule 14a-6(a)(1) when the staff has stated publicly that it is inconsistent with Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition.

       Please respond to our comment promptly. You should furnish a response letter and you should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions